September 30, 2014

VIA EDGAR

Katherine Wray, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	3D Total Solutions, Inc.

Registration Statement on Form S-1

Filed July 17, 2014

File No. 333-197477

Dear Ms. Wray:

By letter dated September 25, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided 3D Total Solutions, Inc. (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed on July 17, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. We note that the cover page indicates that you will conduct the best efforts portion of the offering for a period of 12 months. Please ensure that this information is updated throughout the prospectus, or advise. In this regard we note that the offering summary on page 3 and the Terms of the Offering discussion on page 19 indicate that the offering will be conducted for 240 days.

Response:

The information has been updated throughout the prospectus.

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Certain Relationships and Related Party Transactions, page 31

2. We acknowledge the disclosure provided in response to prior comment 12. Please further enhance this disclosure by stating the amount of interest paid during the period for which disclosure is provided, or, if none, so state. See Item 404(a)(5) of Regulation S-K.

Response:

Disclosure has been made to reflect that no interest has been paid.

Exhibit 5.1

3. The opinion states that counsel is “of the opinion that the Registered Shares [defined to include the 3,513,300 shares being offered for resale] have been duly authorized and when issued and paid for as described in the Registration Statement, will be, validly issued, fully paid and non-assessable.” Since the 3,513,300 shares being offered for resale appear to have already been issued, please have counsel revise to clarify that the condition regarding the issuance of shares relates solely to the 1,000,000 shares being offered by the company.

Response:

Exhibit 5.1 has been revised to clarify that the condition regarding the issuance of shares relates solely to the 1,000,000 shares being offered by the Company.

Further, the Company acknowledges that:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James Endee

James Endee

President

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